UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

GLAUKOS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

377322102
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻Rule 13d-1(b)

◻Rule 13d-1(c)

⌧Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377322102	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Thomas W. Burns
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ◻ (b) ◻
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,452,501 (1)
	6	SHARED VOTING POWER 100,000(2)
	7	SOLE DISPOSITIVE POWER 2,452,501 (1)
	8	SHARED DISPOSITIVE POWER 100,000(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,552,501
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ◻
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.08%(3)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 1,091,804 shares issuable upon the exercise of options that are currently exercisable or will vest and become exercisable, and shares that will be delivered upon the vesting of restricted stock units, within 60 days of December 31, 2023, (ii) 8,658 shares held by Mr. Burns as of December 31, 2023, (iii) 893,932 shares held by the Burns Family Trust, of which Mr. Burns is a beneficiary and co-Trustee, as of December 31, 2023, (iv) 238,107 shares held by the Burns Annuity Trust, of which Mr. Burns is a beneficiary and co-Trustee, as of December 31, 2023, (v) 120,000 shares held by the Burns Charitable Remainder Trust as of December 31, 2023, of which Mr. Burns is a beneficiary and co-Trustee, and (vi) 100,000 shares held by the Thomas W. Burns Irrevocable Trust, of which Mr. Burns is a beneficiary, as of December 31, 2023.
(2)	Represents 100,000 shares held by the Janet M. Burns Irrevocable Trust, of which Mr. Burns is trustee and Mr. Burns’ spouse is a beneficiary, as of December 31, 2023.
(3)	Based upon 49,120,076 shares of Glaukos Corporation common stock outstanding at December 31, 2023.

CUSIP No. 377322102	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

Glaukos Corporation (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1 Glaukos Way, Aliso Viejo, CA 92656

Item 2(a)	Name of Person Filing:

Thomas W. Burns

Item 2(b)	Address of Principal Business Office or, If None, Residence

Same as Item 1(b)

Item 2(c)	Citizenship

See Row 4 of cover page

Item 2(d)	Title of Class of Securities:

Common stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

377322102

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership
(a)	Amount Beneficially Owned: See Row 9 of cover page.
(b)	Percent of Class. See Row 11 of cover page.
(c)	Number of shares as to which the person has:
i.	Sole power to vote or to direct the vote: See Row 5 of cover page.
ii.	Shared power to vote or to direct the vote: See Row 6 of cover page.
iii.	Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.
iv.	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.
Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 377322102	SCHEDULE 13G	Page 4 of 5 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Thomas W. Burns

/s/ Thomas W. Burns